[Integrated Carbonics Corp. Letterhead]


                          NEWS RELEASE


FOR IMMEDIATE RELEASE                     JANUARY 14, 1998


TRADING SYMBOL: ICCN (OTC:BB)


INTEGRATED CARBONICS CORP. ANNOUNCES
APPOINTMENTS TO ITS BOARD OF DIRECTORS



Integrated Carbonics Corp. announced today that it has appointed
H. Frank Foster and Mario C. Aiello to its Board of Directors and to executive management positions with the Company.


In addition to his Board responsibilities, Mr. Foster has accepted the position of Executive Vice President and Chief Financial Officer. Mr. Foster has had an extensive career in the resource and financial sectors. His most recent position was Executive Vice President and CFO or Orenda Forest Products, a successful forest products company listed on the Toronto Stock Exchange. Mr. Foster oversaw the development of Orenda's $550 million pulp and paper mill project to the stage of construction readiness. He also has extensive experience in corporate banking working with one of Canada's major banks and the mining industry after working with one of Canada's largest consulting engineering firms.


Mr. Aiello has accepted the positions of Vice President, Business Development and Director. In his 15 years as an advisor and consultant he has successfully developed financial and administrative programs for clients in market segments ranging from high tech to natural resources. These include clients currently operating in China. Mr. Aiello has also successfully secured financing and/or share listing status for more than 30 separate clients on both Canadian and U.S. exchanges.


Messrs. Foster and Aiello join the Company's current Board of James Dade Fawcett, President; Robert Tyson, Vice
President/Secretary and Robert Hoegler, Director effective immediately.


On January 13, 1998, the Company granted director and employee stock options on 2,000,000 shares at a price of $2.00 expiring on January 13, 2001.


Integrated Carbonics Corp. is an 80% equity partner in a Sino-Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province in the People's Republic of China. The joint venture was established to construct and operate a value-added graphite processing plant at the site of the Liumao Mine near Jixi, China. The plant will produce higher value graphite products than those currently produced at the mine and sell the graphite products to the world's markets at prices ranging from US $3,000/ton to US $15,000/ton depending on the processed product.


Statements made herein are forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, those related to business conditions and the financial strength of the graphite industry.


Contact: Investor Relations @ 1-888-734-7774, or, Robert Tyson,
Vice President, Corporate Communications @ (604) 682-8445.


Email: info@carbonics.com


Web Site:  www.integratedcarbonics.com